
RECEIVED
MAR - 2007
213
WASH. D.C.



SECUR 07005005 IISSION

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SEC FILE NUMBER
8-48255

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF **12/31/06**
MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

REDSKY FINANCIAL, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 South LaSalle Street, Suite 303
(No. and Street)

Chicago (City) **Illinois** (State) **60605** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph P. Perry, Managing Member **(312) 334-8000**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 3520 (Address) **Chicago** (City) **Illinois** (State) **60604** (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Joseph Perry**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **RedSky Financial, L.L.C.** as of **December 31, 2006** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Managing Member

Title

Subscribed and sworn to before me this

26th day of February, 2007


"OFFICIAL SEAL"
Philip C. Ryan
Notary Public, State of Illinois
My Commission Exp. 08/20/2008



Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[x] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

REDSKY FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES

PURSUANT TO SEC RULE 17a-5(d) AND REGULATION 1.10 UNDER THE COMMODITY EXCHANGE ACT

as of December 31, 2006

AVAILABLE FOR PUBLIC INSPECTION



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Members of
RedSky Financial, LLC

We have audited the accompanying statement of financial condition of RedSky Financial, LLC as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of RedSky Financial, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 26, 2007

REDSKY FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
as of December 31, 2006

ASSETS

Cash	$	322,383
Receivables from brokers and dealers		1,274,612
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation of $68,308)		157,218
Other asset		10,000
	$	1,764,213

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	560,170
Members' Equity		1,204,043
	$	1,764,213

See accompanying notes.

REDSKY FINANCIAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
as of December 31, 2006

---

1. Organization and Business

RedSky Financial, LLC (the "Company"), an Illinois limited liability company, was originally incorporated in the State of Illinois on February 3, 1995 as RedSky Securities, Inc. The Company changed its name to RedSky Financial, LLC on April 1, 2006. The Company is a registered securities broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is also registered with the Commodity Futures Trading Commission as a futures commission merchant and is a member of the National Futures Association. The Company is a direct-access broker that provides connectivity to various securities and futures exchanges and electronic communications networks.

2. Summary of Significant Accounting Policies

Revenue Recognition
Revenue and related expenses are recorded on the accrual basis.

Depreciation
Computer hardware and software are being depreciated over the estimated useful lives of the assets using the straight-line method.

Income Taxes
No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Concentration of Credit Risk

At December 31, 2006, a significant credit concentration consisted of cash deposited in a bank account that exceeded federally insured limits by approximately $222,000, which represents approximately 18% of the Company's equity. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

4. Net Capital Requirements

The Company is a broker dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and is a futures commission merchant subject to the Commodity Futures Trading Commission Minimum Capital Requirement (Regulation 1.17). Under these rules, the Company is required to maintain "net capital" equivalent to $500,000, two percent of "aggregate debit items" or four percent of "funds required to be segregated" arising from customer transactions, whichever is greater, as these terms are defined.

Adjusted net capital, aggregate debit items and funds required to be segregated change from day to day. Under the more restrictive of these rules, the Company had net capital and net capital requirements of $817,586 and $500,000 respectively. The net capital rule may effectively restrict member withdrawals.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **REDSKY FINANCIAL, LLC** as of **December 31, 2006**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition- Item 1800)			$ 1,204,043	[3480]
2.	Deduct: Ownership equity not allowable for net capital				[3490]
3.	Total ownership equity qualified for net capital			$ 1,204,043	[3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				[3520]
	B. Other (deductions) or allowable subordinated liabilities				[3525]
5.	Total capital and allowable subordinated liabilities			$ 1,204,043	[3530]
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (See detail below)	$ 381,097	[3540]		
	1. Additional charges for customers' and non-customers' security accounts		[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts		[3560]		
	B. Aged fail-to-deliver		[3570]		
	1. Number of items ______ [3450]				
	C. Aged short security differences- less reserved of ______ [3460]		[3580]		
	2. Number of items ______ [3470]				
	D. Secured demand note deficiency		[3590]		
	E. Commodity futures contract and spot commodities proprietary capital charges		[3600]		
	F. Other deductions and/or charges		[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)		[3615]		
	H. Total deduction and/or charges			$ (381,097)	[3620]
7.	Other additions and/or allowable credits (List)				[3630]
8.	Net Capital before haircuts on securities positions			$ 822,946	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):				
	A. Contractual securities commitments		[3660]		
	B. Subordinated securities borrowings		[3670]		
	C. Trading and Investment securities				
	1. Bankers' acceptance, certificates of deposit, and commercial paper		[3680]		
	2. U.S. and Canadian government obligations		[3690]		
	3. State and municipal government obligations		[3700]		
	4. Corporate obligations		[3710]		
	5. Stocks and warrants		[3720]		
	6. Options		[3730]		
	7. Arbitrage		[3732]		
	8. Other securities	$ 5,360	[3734]		
	D. Undue concentration		[3650]		
	E. Other (Money Markets)		[3736]	$ (5,360)	[3740]
10.	Net Capital			$ 817,586 OMIT PENNIES	[3750]

Non-Allowable Assets (line 6.A):

Receivable from broker and dealers	$ 213,879
Fixed assets	157,218
Other asset	10,000
	$ 381,097

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **REDSKY FINANCIAL, LLC** as of **December 31, 2006**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	37,344	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	500,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)	$	500,000	[3760]
14.	Excess net capital (line 10 less 13)	$	317,586	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	761,569	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$	560,170	[3790]
17.	Add:					
	A. Drafts for immediate credit		[3800]			
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]			
	C. Other unrecorded amounts (List)		[3820]			[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				-	[3838]
19.	Total aggregate indebtedness			$	560,170	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 – by line 10)				68.51%	[3850]
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)					[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits	-	[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	-	[3880]
24.	Net capital requirement (greater of line 22 or 23)	-	[3760]
25.	Excess net capital (line 10 less 24)	-	[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	-	[3851]
27.	Percentage of Net Capital, <u>after</u> anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)	-	[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or 120% of minimum Net Capital Requirement	-	[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	-	[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	-	[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate indebtedness or 2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Name of Company:	Employer ID No:	NFA ID No:
REDSKY FINANCIAL, LLC	37-1422045	0313260

CFTC FORM 1-FR-FCM
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
AS OF DECEMBER 31, 2006

Net Capital

1. Current assets (see below)					$ 1,383,116	[3000]
2. Increase (decrease) to U.S. clearing organization stock to reflect margin value					-	[3010]
3. Net current assets					$ 1,383,116	[3020]
4. Total liabilities (page 5, line 32)			$ 560,170	[3030]		
5. Deductions from total liabilities						
A. Liabilities subject to satisfactory subordination agreements (page 5, line 31.A)		[3040]				
B. Certain deferred income tax liabilities (see regulation 1.17(c)(4)(iv))		[3050]				
C. Certain current income tax liability (see regulation 1.17(c)(4)(v))		[3060]				
D. Long term debt pursuant to (see regulation 1.17(c)(4)(vi))		[3070]				
E. Total deductions (add lines 5.A - 5.D)				[3080]		
F. Adjusted liabilities (subtract line 5.E. from line 4)					$ (560,170)	[3090]
6. Net capital (subtract line 5.F from line 3)					$ 822,946	[3100]

Charges Against Net Capital (see regulation 1.17(c)(5))

7. Excess of advances paid on cash commodity contracts over 95% of the market value of commodities covered by such contracts	-	[3110]
8. Five percent (5%) of the market value of inventories covered by open futures contracts or commodity options (no charges applicable to inventories registered as deliverable on a contract market and which are covered by futures contracts)	-	[3120]
9. Twenty percent (20%) of the market value of uncovered inventories	-	[3130]
10. Ten percent (10%) of the market value of commodities underlying fixed price commitments and forward contracts which are covered by open futures contracts or commodity options	-	[3140]
11. Twenty percent (20%) of the market value of commodities underlying fixed price commitments and forward contracts which are not covered by open futures contracts or commodity options	-	[3150]

Current Assets, as defined:

Cash	$ 322,383
Receivables from broker and dealers	1,060,733
	$ 1,383,116

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report a filed.

Name of Company: REDSKY FINANCIAL, LLC	Employer ID No: 37-1422045	NFA ID No: 0313260

CFTC FORM 1-FR-FCM
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS, Continued
AS OF DECEMBER 31, 2006

	Market Value		Charge			
12. Charges as specified in section 240.15c3-1(c)(2)(vi) and (vii) against securities owned by firm, including securities representing investments of domestic and foreign customers' funds:						
A. U.S. and Canadian government obligations	-	[3160]	-	[3170]		
B. State and Municipal government obligations	-	[3180]	-	[3190]		
C. Certificates of deposit, commercial paper and bankers' acceptances	-	[3200]	-	[3210]		
D. Corporate obligations	-	[3220]	-	[3230]		
E. Stocks and warrants	-	[3240]	-	[3250]		
F. Other securities (broker-dealer money market)	$ 268,019	[3260]	$ 5,360	[3270]		
G. Total charges (add lines 12.A. - 12.F.)					$ (5,360)	[3280]
13. Charges as specified in section 240.15c3-1(c)(2)(iv)(F)						
A. Against securities purchased under agreements to resell					-	[3290]
B. Against securities sold under agreements to repurchase					-	[3300]
14. Charges on securities options as specified in section 240.15c3-1, Appendix A					-	[3310]
15. Under margined commodity futures and commodity option accounts -- amount in each account required to meet maintenance margin requirements, less the amount of current margin calls in that account and the amount of any noncurrent deficit in the account						
A. Customer accounts					-	[3320]
B. Noncustomer accounts					-	[3330]
C. Omnibus accounts					-	[3340]
16. Charges against open commodity positions in proprietary accounts						
A. Uncovered exchange-traded futures and granted options contracts						
i. percentage of margin requirements applicable to such contracts			-	[3350]		
ii. less: equity in proprietary accounts included in liabilities			-	[3360]	-	[3370]
B. Ten percent (10%) of the market value of commodities which underlie commodity options not traded on a contract market carried long by the applicant or registrant which has value and such value increased adjusted net capital (this charge is limited to the value attributed to such options)					-	[3380]
C. Commodity options which are traded on contract markets and carried long in proprietary accounts. Charge is the same as would be applied if applicant or registrant was the grantor of the options (this charge is limited to the value attributed to such options)					-	[3390]
17. Four percent (4%) of the market value of commodity options granted (sold) by option customers on contract markets and foreign boards of trade					-	[3400]
18. Five percent (5%) of all unsecured receivables from foreign brokers					-	[3410]
19. Deficiency in collateral for secured demand notes					-	[3420]
20. Adjustment to eliminate benefits of consolidation (explain on separate page)					-	[3430]
21. Total charges (add lines 7 through 20)					$ (5,360)	[3440]

Name of Company: REDSKY FINANCIAL, LLC	Employer ID No: 37-1422045	NFA ID No: 0313260

CFTC FORM 1-FR-FCM
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS, Continued
AS OF DECEMBER 31, 2006

Net Capital Computation

22. Adjusted net capital (subtract line 21 from line 6)					$ 817,586	[3500]
23. Net Capital Required						
A. Amounts required to be segregated or set aside in separate accounts for customers pursuant to the CEAct and regulations						
i. U.S. futures & options (page 11, line 6)	$ -	[3510]				
ii. Dealer options (page 12, line 1)		[3520]				
iii. Foreign futures & options (page 13, line 1)		[3530]				
iv. Subtotal			$ -	[3540]		
B. Deduction for open long U.S. and foreign options in customers' accounts						
i. Value of long options included in line 23.A	$ -	[3550]				
ii. With respect to each option customer, the amount of long values included in line 23.B.i. which exceeds the net liquidating equity in that option customer's account	$ -	[3560]				
iii. Net deduction for open long customer options			$ -	[3570]		
C. Amount subject to 4% net capital factor			$ -	[3580]		
D. Enter 4% of line 23.C			$ -	[3590]		
E. Enter the greater of line 23.D. or $500,000 ($100,000 if the firm is not a member of a self-regulatory organization).					$ 500,000	[3600]
24. Excess net capital (line 22 less line 23.E.)					$ 317,586	[3610]

Computation of Early Warning Level

25. ENTER 150% OF LINE 23.E.	$ 750,000	[3620]
EXCESS EARLY WARNING	$ 67,586	

This is your early warning capital level. If this amount is greater than the amount on line 22 you must immediately notify your DSRO and the Commission and begin filing monthly financial reports pursuant to section 1.12 of the regulations.

Guaranteed Introducing Brokers

26. List all IBs with which guarantee agreements have been entered into by the FCM and which are currently in effect}

None [3650]

Name of Company: REDSKY FINANCIAL, LLC	Employer ID No: 37-1422045	NFA ID No: 0313260

CFTC FORM 1-FR-FCM
STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES AS OF DECEMBER 31, 2006

SEGREGATION REQUIREMENTS (Section 4d(2) of the CEAct)				
1. Net ledger balance				
A. Cash			-	[5000]
B. Securities (at market)			-	[5010]
2. Net unrealized profit (loss) in open futures contracts traded on a contract market			-	[5020]
3. Exchange traded options				
A. Market value of open option contracts purchased on a contract market			-	[5030]
B. Market value of open option contracts granted (sold) on a contract market				[5040]
4. Net equity (deficit) (add lines 1, 2 and 3)			-	[5050]
5. Accounts liquidating to a deficit and accounts with debit balances - gross amount	-	[5060]		
Less: amount offset against U.S. Treasury obligations Owned by particular customers	-	[5070]	-	[5080]
6. Amount required to be segregated (add lines 4 and 5)			-	[5090]
FUNDS IN SEGREGATED ACCOUNTS				
7. Deposited in segregated funds bank accounts				
A. Cash			-	[5100]
B. Securities representing investments of customers' funds (at market)			-	[5110]
C. Securities held for particular customers or option customers in lieu of cash (at market)			-	[5120]
8. Margins on deposit with clearing organizations of contract markets				
A. Cash			-	[5130]
B. Securities representing investments of customers' funds (at market)			-	[5140]
C. Securities held for particular customers or option customers in lieu of cash (at market)			-	[5150]
9. Net settlement from (to) clearing organizations of contract markets			-	[5160]
10. Exchange traded options				
A. Value of open long option contracts			-	[5170]
B. Value of open short option contracts			-	[5180]
11. Net equities with other FCMs				
A. Net liquidating equity			-	[5190]
B. Securities representing investments of customers' funds (at market)			-	[5200]
C. Securities held for particular customers or option customers in lieu of cash (at market)			-	[5210]
12. Segregated funds on hand (describe: ________)			-	[5215]
13. Total amount in segregation (add lines 7 through 12)			-	[5220]
14. Excess (deficiency) funds in segregation (subtract line 6 from line 13)			-	[5230]

Name of Company:	Employer ID No:	NFA ID No:
REDSKY FINANCIAL, LLC	37-1422045	0313260

CFTC FORM 1-FR-FCM
STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS ' DEALER OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2006

1. Amount required to be segregated in accordance with Commission regulation 32.6			$ -	[5400]
2. Funds in segregated accounts				
A. Cash	$ -	[5410]		
B. Securities (at market)	-	[5420]		
C. Total			-	[5430]
3. Excess (deficiency) funds in segregation (subtract line 2.C from line 1)			$ -	[5440]

Name of Company: REDSKY FINANCIAL, LLC	Employer ID No: 37-1422045	NFA ID No: 0313260

CFTC FORM 1-FR-FCM
STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS
FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS
PURSUANT TO COMMISSION REGULATION 30.7
AS OF DECEMBER 31, 2006

FOREIGN FUTURES AND FOREIGN OPTIONS SECURED AMOUNTS - SUMMARY

I. Check the appropriate box to identify the amount shown on line 1. below: ** NOT APPLICABLE**

[ ] [5600] Secured amounts in only U.S. - domiciled customers' accounts

[ ] [5610] Secured amounts in U.S. and foreign-domiciled customers' accounts

[ ] [5620] Net liquidating equities in all accounts of customers trading on foreign boards of trade

[ ] [5630] Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder

II. Has the FCM changed the method of calculating the amount to be set aside in separate accounts since the last financial report it filed? **NOT APPLICABLE**

[ ] Yes [ ] No [5640] If yes, explain the change below.

---

1. Amount to be sent aside in separate section 30.7 accounts	$ -	[5660]
2. Total funds in separate section 30.7 accounts (page 14, line 8)	-	[5670]
3. Excess (deficiency) - (subtract line 1 from line 2)	$ -	[5680]

Name of Company: REDSKY FINANCIAL, LLC	Employer ID No: 37-1422045	NFA ID No: 0313260

CFTC FORM 1-FR-FCM
STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO COMMISSION REGULATION 30.7 AS OF DECEMBER 31, 2006

FUNDS DEPOSITED IN SEPARATE REGULATION 30.7 ACCOUNTS

1. Cash in banks				
A. Banks located in the United States		[5700]		
B. Other banks designated by the Commission Name(s): ______ [5710]		[5720]	$ -	[5730]
2. Securities				
A. In safekeeping with banks located in the United States		[5740]		
B. In safekeeping with other banks designated by the Commission Name(s): ______ [5750]		[5760]	-	[5770]
3. Equities with registered futures commission merchants				
A. Cash		[5780]		
B. Securities		[5790]		
C. Unrealized gain (loss) on open futures contracts		[5800]		
D. Value of long option contracts		[5810]		
E. Value of short option contracts		[5815]	-	[5820]
4. Amounts held by clearing organization of foreign boards of trade Name(s): ______ [5830]				
A. Cash		[5840]		
B. Securities		[5850]		
C. Amount due to (from) clearing organization - daily variation		[5860]		
D. Value of long option contracts		[5870]		
E. Value of short option contracts		[5875]	-	[5880]
5. Amounts held by members of foreign boards of trade Name(s): ______ [5890]				
A. Cash		[5900]		
B. Securities		[5910]		
C. Unrealized gain (loss) an open futures contracts		[5920]		
D. Value of long option contracts		[5930]		
E. Value of short option contracts		[5835]	-	[5940]
6. Amounts with other depositories designated by a foreign board of trade Name(s): ______ [5950]			-	[5960]
7. Segregated funds on hand (described: ______)			-	[5965]
8. Total funds in separate section 30.7 accounts (to page 13, line 2)			$ -	[5970]

A. If any securities shown above are other than the types of securities referred to in Commission regulation 1.25, attach a separate schedule detailing the obligations shown on each such line.

REDSKY FINANCIAL, LLC.

SUPPLEMENTAL QUESTION PURSUANT TO PARAGRAPH (e) OF REGULATION 1.17 as of December 31, 2006

Question:

Do the amounts reported as ownership equity or liabilities subordinated to the claims of general creditors include any amounts expected to be withdrawn or maturing within the next six months?

Answer:

No.

REDSKY FINANCIAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 as of December 31, 2006

The Company did not handle any customer cash or securities for the year ended December 31, 2006 and does not have any customer accounts.

REDSKY FINANCIAL, LLC

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 as of December 31, 2006

The Company did not handle any proprietary accounts of introducing brokers for the year ended December 31, 2006 and does not have any PAIB accounts.

REDSKY FINANCIAL, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 as of December 31, 2006

The Company did not handle any customer cash or securities for the year ended December 31, 2006 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members of
RedSky Financial, LLC

In planning and performing our audit of the statement of financial condition of RedSky Financial, LLC (the Company) as of December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-3
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17



2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.
A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.
Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.



We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2006 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Chicago Board of Trade, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 26, 2007

END